SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF nº 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

NOTICE TO THE MARKET

GAFISA S.A. (B3: GFSA3; OTC: GFASY) (“Gafisa” or “Company”), hereby informs its shareholders and the market, that the term for the exercise of preemptive rights relating to the capital increase approved by the Company's Board of Directors on August 15, 2019, ended on September 20, 2019, pursuant to the Notice to Shareholders disclosed in accordance with legislation in force.

The Company was informed that, up to now, considering the exercise of the preemptive right, were subscribed and paid up shares in the amount of approximately R$ 205,000,000.00 (two hundred and five million reais), equivalent to 75% (seventy-five per cent) of the total amount of the capital increase.

In addition, the Company informs that, pursuant to Notice to Shareholders of August 15, 2019, it will release by September 26, 2019, a new Notice to Shareholders, informing the procedures for the apportionment of Unsold and Additional Unsold Shares.

The Company appreciates the trust of its shareholders and reiterates its commitment to keep them and the market informed of the progress of the Capital Increase.

São Paulo, September 23, 2019.

GAFISA S.A.

André Luis Ackermann

Investors Relations and Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 23, 2019

Gafisa S.A.

By:	/s/ Roberto Portella
Name: Roberto Portella Title: Chief Executive Officer